UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Citadel Broadcasting Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    17285T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David Metzman, Esq.
                       c/o Aurelius Capital Management, LP
                         535 Madison Avenue, 22nd Floor
                            New York, New York 10022
                                 (646) 445-6590

                                 with a copy to:

                               Jason Kaplan, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 5, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                              (Page 1 of 11 Pages)

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 2 of 12 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Partners, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  6,160,486
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          6,160,486
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,160,486
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.32%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 3 of 12 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital International, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,065,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          8,065,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,065,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.03%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 4 of 12 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Convergence Fund, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ||  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,474,145
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          2,474,145
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,474,145
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.93%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 5 of 12 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Management, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  10,539,514
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          10,539,514
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,539,514
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.97%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 6 of 12 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital GP, LLC

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  6,160,486
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          6,160,486
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,160,486
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.32%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 7 of 12 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Mark D. Brodsky

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  16,700,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          16,700,000
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              16,700,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.28%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 8 of 12 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Citadel Broadcasting Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128.

ITEM 2.       IDENTITY AND BACKGROUND

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

     (i) Aurelius Capital Partners, LP ("Aurelius Capital Partners"), a Delaware limited partnership, with respect to the shares of Common Stock owned directly by it;

     (ii) Aurelius Capital International, Ltd. ("Aurelius Capital International"), a Cayman Islands exempted company, with respect to the shares of Common Stock owned through Aurelius Capital Master, Ltd., a Cayman Islands exempted company that is a subsidiary of Aurelius Capital International;

     (iii) Aurelius Convergence Fund, Ltd. ("Aurelius Convergence Fund," and together with Aurelius Capital Partners and Aurelius Capital International, the "Aurelius Funds"), a Cayman Islands exempted company, with respect to the shares of Common Stock owned through Aurelius Convergence Master, Ltd., a Cayman Islands exempted company that is a subsidiary of Aurelius Convergence Fund;

     (iv) Aurelius Capital Management, LP ("Aurelius Capital Management"), a Delaware limited partnership that serves as investment manager to Aurelius Capital International and Aurelius Convergence Fund, with respect to the shares of Common Stock owned by Aurelius Capital International and Aurelius Convergence Fund.

     (v) Aurelius Capital GP, LLC ("Aurelius Capital GP"), a Delaware limited liability company that serves as the general partner of Aurelius Capital
Partners, with respect to the shares of Common Stock owned by Aurelius Capital Partners.

     (vi) Mark D. Brodsky, who serves as the Senior Managing Member of Aurelius Capital Management GP, LLC, which is the general partner of Aurelius Capital Management, and as the Senior Managing Member of Aurelius Capital GP, with respect to the shares of Common Stock owned by the Aurelius Funds.

     (b) The address of the principal business office of Aurelius Capital International and Aurelius Convergence Fund is c/o GlobeOp Financial Services (Cayman) Limited, 45 Market Street, Suite 3205, 2nd Floor, Gardenia Court, Camana Bay, West Bay Road South, Grand Cayman KY1-9003, Cayman Islands. The address of the principal business office of Aurelius Capital Partners, Aurelius Capital Management, Aurelius Capital GP and Mark D. Brodsky is 535 Madison Avenue, 22nd Floor, New York, NY 10022.

     (c) The principal business of the Aurelius Funds is investing in securities. The principal business of Aurelius Capital Management is to act as the investment manager to Aurelius Convergence Fund, Aurelius Capital International and other related entities. The principal business of Aurelius Capital GP is to act as the general partner to Aurelius Capital Partners and to own interests in affiliated entities. The principal business of Mark D. Brodsky is serving as Senior Managing Member of Aurelius Capital Management GP, LLC and Aurelius Capital GP and managing the business of the Reporting Persons and their affiliated entities.

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 9 of 12 Pages
----------------------------                        ----------------------------

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

     (f) The jurisdiction of organization of Aurelius Capital Partners, Aurelius Capital International, Aurelius Convergence Fund, Aurelius Capital Management and Aurelius Capital GP is set forth in Item 2(a) above. Mark D. Brodsky is a United States citizen.

     Schedule A attached hereto sets forth the information regarding the general partner of Aurelius Capital Partners and Aurelius Capital Management and the executive officers and directors of Aurelius Capital International and Aurelius Convergence Fund (collectively, the "Instruction C Persons").

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Common Stock purchased by the Aurelius Funds was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $1,213,479.13.

ITEM 4.       PURPOSE OF TRANSACTION

     The Aurelius Funds acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

     On December 20, 2009, the Issuer and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under the provisions of chapter 11 of Title 11 of the United States Code (the "Bankruptcy Proceedings").

     To the extent permitted by applicable law, rules and regulations, the Reporting Persons may seek to influence the outcome of the Bankruptcy Proceedings, including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy Proceedings and (ii) direct and/or indirect communications with other persons, including other stockholders or creditors of the Issuer. Aurelius Capital Management, on behalf of the Aurelius Funds, may become actively involved in the Bankruptcy Proceedings, with the goal of protecting and maximizing the value of the Aurelius Funds' respective investments.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of their securities of the Issuer, (iii) enter into or withdraw from legal proceedings, if any, and/or (iv) enter into privately negotiated derivative transactions with institutional counterparties

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 10 of 12 Pages
----------------------------                        ----------------------------

to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations. The Reporting Persons disclaim all duties or obligations, if any, to other stakeholders in the Issuer.

     In addition, the Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may seek to influence or change the Issuer's management, directors, operations or business, strategy, bankruptcy case and future plans of the Issuer, which may include, among other things, discussions of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise, shareholder and/or the Aurelius Funds' respective investment values, including, without limitation, through potential discussions with management, directors, the creditors' committee of the Issuer, bank creditors, other creditors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their respective investments in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Issuer's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, actions taken by the creditors' committee of the Issuer, bank creditors, other creditors, other shareholders, or other persons; developments in the Issuer's bankruptcy case; price levels of the Common Stock and other securities; subsequent developments affecting the Issuer; the circumstances applicable to the respective Aurelius Funds (such as availability of funds, portfolio-management, tax and regulatory considerations, investment objectives, and other investment and business opportunities), conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 265,776,874 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by the Issuer on March 31, 2010.

     (c) The Aurelius Funds entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule B. The Aurelius Funds are the only Reporting Persons to have effected transactions in the Common Stock in the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 11 of 12 Pages
----------------------------                        ----------------------------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

1. Joint Filing Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 12 of 12 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 15, 2010


AURELIUS CAPITAL PARTNERS, LP               AURELIUS CAPITAL INTERNATIONAL, LTD.

By: Aurelius Capital GP, LLC, its           By: Aurelius Capital Management, LP,
    General Partner                             solely as investment manager and
                                                not in its individual capacity
By: /s/ David Newman
--------------------                        By: /s/ David Newman
Name: David Newman                          --------------------
Title: Chief Operating Officer              Name: David Newman
                                            Title: Chief Operating Officer


AURELIUS CONVERGENCE FUND, LTD.             AURELIUS CAPITAL MANAGEMENT, LP

By: Aurelius Capital Management, LP,
    solely as investment manager and        By: /s/ David Newman
    not in its individual capacity          --------------------
                                            Name: David Newman
By: /s/ David Newman                        Title: Chief Operating Officer
--------------------
Name: David Newman
Title: Chief Operating Officer


AURELIUS CAPITAL GP, LLC                    /s/ Mark D. Brodsky
                                            -------------------
                                            MARK D. BRODSKY

By: /s/ David Newman
--------------------
Name: David Newman
Title: Chief Operating Officer

                                   SCHEDULE A

                 INFORMATION REGARDING THE INSTRUCTION C PERSONS

         The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer or general partner and control person of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.


AURELIUS CAPITAL PARTNERS, LP

Aurelius Capital GP, LLC, the General Partner of Aurelius Capital Partners, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Aurelius Capital Partners, LP. Its principal business address is 535 Madison Avenue, 22nd Floor, New York, NY 10022. Mark D. Brodsky is the Senior Managing Member of Aurelius Capital GP, LLC.


AURELIUS CAPITAL MANAGEMENT, LP

Aurelius Capital Management GP, LLC, the General Partner of Aurelius Capital Management, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Aurelius Capital Management, LP. Its principal business address is 535 Madison Avenue, 22nd Floor, New York, NY 10022. Mark D. Brodsky is the Senior Managing Member of Aurelius Capital Management GP, LLC.


AURELIUS CAPTIAL INTERNATIONAL, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Capital International. Each has a principal business address of dms House, 20 Genesis Close, PO Box 31910, Grand Cayman, KY1-1208, Cayman Islands. Each director is a Cayman Islands citizen.

AURELIUS CONVERGENCE FUND, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Convergence Fund. Each has a principal business address of dms House, 20 Genesis Close, PO Box 31910, Grand Cayman, KY1-1208, Cayman Islands. Each director is a Cayman Islands citizen.

                                   SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL PARTNERS DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)*
-------------------    -----------------------     -------------------

     3/30/2010               1,312,140                    0.0466(1)
     3/31/2010               2,990,231                    0.0588(2)
      4/5/2010                 106,112                    0.0786(3)
      4/5/2010                 849,872                    0.0914(4)
      4/6/2010                  72,418                    0.1180
      4/6/2010                  99,576                    0.1185(5)
      4/7/2010                 123,436                    0.1492(6)
      4/8/2010                 352,864                    0.1700(7)
      4/8/2010                 259,777                    0.1700
      4/9/2010                 (36,242)                   0.3318(8)
     4/12/2010                  21,648                    0.1700
     4/13/2010                   8,654                    0.1680


1 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0410 to $0.0500, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

2 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0490 to $0.0600, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

3 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0740 to $0.0795, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

4 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0650 to $0.1200, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

5 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1153 to $0.1200, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

6 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1450 to $0.1500, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

7 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1670 to $0.1700, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

8 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.3300 to $0.3360, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.


* Excluding commissions.


TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL INTERNATIONAL DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)*
-------------------    -----------------------     -------------------

     3/30/2010               1,703,638                    0.0466(9)
     3/31/2010               3,939,993                    0.0588(10)
      4/5/2010                 137,646                    0.0786(11)
      4/5/2010               1,114,520                    0.0914(12)
      4/6/2010                  94,946                    0.1180
      4/6/2010                 130,550                    0.1185(13)
      4/7/2010                 149,476                    0.1492(14)
      4/8/2010                 462,136                    0.1700(15)
      4/8/2010                 340,223                    0.1700
      4/9/2010                 (47,457)                   0.3318(16)
     4/12/2010                  28,352                    0.1700
     4/13/2010                  11,346                    0.1680


9 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0410 to $0.0500, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

10 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0490 to $0.0600, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

11 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0740 to $0.0795, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

12 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0650 to $0.1200, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

13 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1153 to $0.1200, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

14 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1450 to $0.1500, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

15 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1670 to $0.1700, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

16 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.3300 to $0.3360, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.


* Excluding commissions.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CONVERGENCE FUND DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)*
-------------------    -----------------------     -------------------

      3/30/2010                590,974                  0.0466(17)
      3/31/2010              1,363,024                  0.0588(18)
       4/5/2010                 46,242                  0.0786(19)
       4/5/2010                385,608                  0.0914(20)
       4/6/2010                 32,636                  0.1180
       4/6/2010                 44,874                  0.1185(21)
       4/7/2010                 27,088                  0.1492(22)
       4/9/2010                (16,301)                 0.3318(23)


17 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0410 to $0.0500, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

18 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0490 to $0.0600, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

19 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0740 to $0.0795, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

20 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.0650 to $0.1200, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

21 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1153 to $0.1200, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

22 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.1450 to $0.1500, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

23 The price reported above is a weighted average price. These shares were purchased/sold in multiple transactions at prices ranging from $0.3300 to $0.3360, inclusive. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.


* Excluding commissions.

                                    EXHIBIT 1
                             JOINT FILING STATEMENT
                        PURSUANT TO SECTION 240.13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


     Dated: April 15, 2010


AURELIUS CAPITAL PARTNERS, LP               AURELIUS CAPITAL INTERNATIONAL, LTD.

By: Aurelius Capital GP, LLC, its           By: Aurelius Capital Management, LP,
    General Partner                             solely as investment manager and
                                                not in its individual capacity
By: /s/ David Newman
--------------------                        By: /s/ David Newman
Name: David Newman                          --------------------
Title: Chief Operating Officer              Name: David Newman
                                            Title: Chief Operating Officer


AURELIUS CONVERGENCE FUND, LTD.             AURELIUS CAPITAL MANAGEMENT, LP

By: Aurelius Capital Management, LP,
    solely as investment manager and        By: /s/ David Newman
    not in its individual capacity          --------------------
                                            Name: David Newman
By: /s/ David Newman                        Title: Chief Operating Officer
--------------------
Name: David Newman
Title: Chief Operating Officer


AURELIUS CAPITAL GP, LLC                    /s/ Mark D. Brodsky
                                            -------------------
                                            MARK D. BRODSKY

By: /s/ David Newman
--------------------
Name: David Newman
Title: Chief Operating Officer